United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             TMI Holding Corporation
                 (Name of small business issuer in its charter)

                  Utah                                         "applied for"
         (State or other jurisdiction of                     (I.R.S. Employer
         incorporation or organization)                      Identification No.)

         2801 Brandt Avenue, Nampa, Idaho                        83687
         (Address of principal executive offices)              (Zip Code)

Issuer's telephone number: (208)-463-0063                   Fax: (208)-463-7601

Securities registered under Section 12(b) of the Exchange Act:
 Title of each class                  Name of each exchange on which registered
        N/A                                               N/A

Securities registered under 12(g) of the Exchange Act:

                                  COMMON STOCK

                      INFORMATION REQUIRED IN REGISTRATION
                                    STATEMENT

                                     Part I

Item 1. Description of Business.

     TMI Holding Corporation ("TMI") was incorporated December 21,1999, under the laws of the State of Utah, for the initial purpose of holding records and documents of historical production from oil and gas wells (which would need to be rehabilitated and/or restored to production) related to the "Altus Field Rehabilitation Project" (approximately 1450 acres of oil and gas leases located in Jackson County, Oklahoma), and to engage in any other lawful business. The records and documents assets resulted from earlier oil and gas exploration and development projects by Temple Mountain Industries, Inc.a Utah corporation, and were acquired in exchange for 2,789,500 shares of TMI common stock, which was distributed to all of Temple Mountain Industries, Inc. stockholders of record on December 31, 1999, proportionately, as a partial liquidating dividend.

     TMI entered into an Agreement and Plan of Reorganization with Environmental Oil Processing Technology, Inc., an Idaho corporation, ("EOPT"), and the stockholders of EOPT effective February 7, 2000, as a result of which TMI agreed to acquire all of the outstanding stock of EOPT, and as of the date of February 14, 2000, has acquired in excess of 80% of the outstanding common stock of EOPT. Management of TMI presently intends that its sole business activity is to be the holding parent of EOPT and to continue the business operations of EOPT.

     EOPT Business. EOPT is an Idaho corporation with offices and plant located at 2801 Brandt Avenue, Nampa, Idaho 83687. The location is approximately 16 miles West of Boise, Idaho. The primary business of the Company is to design, fabricate and market processing plants that will re-refine waste lubricating oil into petroleum products naphtha (gasoline) and diesel for fuel to power motors, and residuum to be used in asphalt products and as burner fuel. The on site pilot plant started test operations in December of 1999 and is presently refining used motor lubricating oil as designed. Management intends to operate the present processing plant as a pilot project, and to fabricate additional plants to lease and license nationally and internationally, on customer order. Ancillary to the processing plant and in order to develop a feed source of used lubricating oil, the Company, and its predecessors, have developed a used lubricating oil gathering and collecting system which it has been operating since 1994.

Management's intent and the design of the processing plant is to produce useful petroleum based products from used motor lubricating oil that is now considered an environmental problem in most parts of the developed world. The resulting petroleum products will (a) fuel diesel and gasoline engines, (b) provide burner fuel to generate heat for many applications including the production of electrical energy in co-generating systems, (c) add usable ingredients to different asphalt applications, and (d) eliminate any environmental hazard from the accumulation and processing of used lubricating oil. Management intends to lease and license fabricated plants to customers who are located in both in the continental United States and in foreign countries who have access to used lubricating oil. To assist in the fabrication and installation of new plants, the Company acquired Project Development Industries, L.L.C., ("PDI") a project development firm located in Denver, Colorado, who is internationally known for their expertise in the gasoline production and refining industries. (See "Development Subsidiary: Project Development Industries, LLC ("PDI") page 6). The Company has been approached by several continental and international firms who have expressed interest in leasing and licensing the processing plant once the production of petroleum products is demonstrated. The operation of the pilot plant is in its preliminary and testing stages, and presently Management cannot guarantee that the plant will successfully operate and produce, on a continuous long term basis, the petroleum products that it is designed to refine, however, Management has retained who it believes are the most experienced independent specialists and engineers in the oil refining industry to design and assist in the operation of the processing system and at the present time Management is not aware of any reason that the plant will not be successful on a continuous basis.

     History of Business: EOPT's initial predecessor in business, Environmental Oil Services Company, LLC, was organized and financed in 1994 for the purpose of
(i) locating in Southwestern Idaho a processing plant for processing used lubricating oil, and (ii) establishing a gathering system to generate the used oil feed for such a plant, with the intent of re-refining the used lubricating oil into marketable petroleum products. In 1994 the said predecessor company (i) purchased four vacuum tank trucks, installed a tank farm to contain, separate and circulate the used oil and began gathering used oil throughout southern Idaho, eastern Oregon and eastern Washington, and (ii) purchased a processing plant from a manufacturing company in the East, which was installed at the present location. Notwithstanding several weeks of continuous efforts by the manufacturer and the predecessor company, the plant was unable to perform according to the manufacturer's claims, and, after months of effort and experimentation, and evaluation by petroleum engineers, the refining plant was demolished and removed. While considering alternatives for a processing plant, and in order to maintain its sources for used lubricating oil, the predecessor company continued the waste oil gathering business, and marketed the oil to local and coastal used-oil consumers, even though operating at a loss.

     In early 1995 the predecessor company retained Jacobs Engineering Group in Denver, Colorado, to design and develop a plant to process and re-refine used lubricating oil into petroleum products. Following Jacob's design and subsequent "on site" construction inspections, the predecessor company constructed the presently existing processing plant compliant with all EPA and other governmental regulations. The plant conducted initial test runs in April and May of 1997, and established that the production of naphtha, diesel and other by-products was feasible. After evaluating the estimated cost of completing and implementing the post- refinement process equipment for producing diesel fuel meeting road specifications, along with the market potential at that time, the then current management elected to discontinue the completion of the plant.

     In December of 1997, the predecessor company Environmental Oil Services, Inc., ("EOS") organized and owned by Mr. N. Tod Tripple, acquired all of the existing business of Environmental Oil Services Company, LLC, with the issuance of its stock. During the calendar year 1998, EOS continued the business activities of the predecessor Environmental Oil Services Company, including the gathering of used lubricating oil and the handling of related hazardous waste materials, and continued the evaluation of the processing plant with the intent of producing marketable petroleum products. In March of 1999 EOS merged with EOPT, (also principally owned by N. Tod Tripple) the Company, that is presently operating the business and completing the processing plant.

     Presently the processing plant is a fully "permitted plant" meeting all the requirements of the EPA and all Federal and Sate air quality requirements and all other governmental agencies. The final operating procedures are under the supervision of Project Development Industries, L.L.C., a wholly owned subsidiary of the Company ("PDI").

     Description of Current Business. The Company currently continues to gather used lubricating oil, and has expanded the gathering to include used oil filters, collecting waste water for treatment, and collecting antifreeze for recycling through other processors. The gathering system operates in the geographical areas commonly known as southwestern and southeastern Idaho, the tri-cities area of eastern Washington, and eastern Oregon. Presently the Company gathers in excess of 2,300,000 gallons of used-oil annually, and maintains in storage in excess of 800,000 gallons of waste oil for inventory of feed fuel for the anticipated operation of the processing plant. The used oil that is gathered is cleaned, dewatered, and resold to customers who are able to burn clean used-oil, namely asphalt manufacturing plants and other remote construction products manufacturers who require heat in their production processes, and some fuel has been marketed to western coastal areas for use as bunker fuel in the ocean shipping industry. In October of 1999, the Company completed the installation of a reconditioned water cleaning plant to purify the water from the processing plant operation, as well as other contaminated water collected from customers for treatment. The treated water is then of a quality acceptable for introduction into the local sewer system.

     The present intent of management is to complete the testing of the plant and be operational by the end March, 2000. The plant is designed to refine in excess of 5,000,000 gallons of used-oil annually, and to produce in excess of 3,500,000 gallons of naphtha, diesel and residuum (burner) fuels. The plant uses the non liquid gasses that are produced in the process of refining for the purposes of generating the heat required in operating the processing plant. In the event and at such time as the processing plant is operational, the Company will commence expanding its gathering system and enter into arrangements to acquire used motor lubricating oil from other commercial gatherers. Management is of the present opinion that it will be able to acquire the additional feed oil necessary to operate the processing plant on a full time basis, which is approximately eleven months out of the year.

     Re-refining Plant Description. The process plant is designed to re-refine used lubricating oil into naphtha, diesel fuel, and a residuum product. The used oil which feeds the processing plant is primarily used motor oil with some lubricating and hydraulic oils. The plant operating parameters can be adjusted, to some extent, to handle other waste hydrocarbons.

Used lubricating oil is collected from various used-oil generators (collectors) and delivered by vacuum tank trucks to the Tank Farm storage tanks which are located adjacent to the processing plant. The collected oil is dewatered by heating and chemical treatment, and blended with other stored used oil to make a consistent source of feed, and once the water content is below 1%, the feed oil can be delivered to the processing plant. Contaminated water that is picked up, excess water from the waste oil, and the water generated from the processing plant is processed through the water treatment unit to remove all hydrocarbons and metals so that it can be discharged into the municipal sewer system.

In the process plant the used oil is refined by heating it in a gas-fired furnace to a prescribed temperature to induce thermal cracking. The hot oil is then directed to a "fractionating column" where the naphtha, diesel and residuum products separate and are bled off into separate lines and containers.

In the fractionating column,

1. naphtha is vaporized and drawn off the top of the column along with the light hydrocarbon gases formed during the cracking process. The naphtha is then passed through an air cooler to condense the naphtha. Part of the naphtha stream is used as reflux for the column, and the rest is stabilized to reach the desired vapor pressure by heating it in a reboiler to remove any entrained light ends. The stabilized naphtha is then cooled in an air cooler and routed to product storage. The light hydrocarbon gases that do not condense in the column overhead air cooler, are combined with the hydrocarbon gases that come out of the stabilized naphtha. These hydrocarbon gases are used as fuel gas for the cracking furnace, and any excess gas is burned in the flare.

2. Diesel is drawn off the column as a liquid side stream from a tray near the middle of the fractionating column, which is then cooled in an air cooler and routed to product storage. Some of the heat in this stream is recovered by using it as the heat source in the naphtha reboiler. The diesel that is refined is "off-road" diesel, meaning that it does not meet the regulations for road travel, but is usable in all off-road diesel equipment.

3. The fractionater column "bottoms" are made up of residuum and unconverted gas oil. The gas oil is separated from the residuum in a vacuum flash separator in which the gas oil is vaporized. The residuum, which remains a liquid, is cooled in an air cooler and then routed to product storage to be marketed principally to asphalt companies. The gas oil vapor is condensed in an air cooler and recycled to the front end of the process where it is combined with the fresh feed oil. This recycling maximizes process efficiency and enables complete conversion of the oil into the various by products.


Development Subsidiary: Project Development Industries, LLC ("PDI").

     In August, 1999, The Company acquired PDI, a wholly owned subsidiary as a Colorado limited liability company, who is a development firm located at 555 Zang Street, Suite 302, Lakewood, Colorado, 80228.

     PDI is a full services development company which includes engineering, design, procurement, fabrication and installation services. The core staff generally ranges between 25 and 30 employees including 6 engineers (depending on the contracted work). The remaining employees are designers, estimating & installation personnel, staff, management and supervisory personnel. PDI specializes in processing, compression, storage and transportation facilities for the oil refining/natural gas, pipeline, chemical, mineral, and power generation industries. Their experience includes block mounted, skid mounted, and offshore facilities, and compliance with environmental and regulatory requirements of OSHA, PSM, HAZOP, Clear Air Act, environmental assessments and permitting. Grayson M. Evans is the CEO and President of PDI.

     The purchase was consummated with 3,500,000 shares of common stock and a promissory note in the amount of $6,000,000 payable $2,000,000 each year commencing in March of 2000, provided that the annual payment is reduced by the percentage that PDI does not generate $600,000 in profits for the preceding 12 months. The overall purchase price is reduced by the percentage that PDI fails to generate profits of $1,800,000 during the preceding 36 months on the due date of the third anniversary payment.

Item 2. Management's Discussion and Analysis or Plan of Operation

     Management's present plan is to (i) complete the testing of the processing plant and continue operating the processing plant and the used oil gathering system as a Research and Development facility, and (ii) immediately commence marketing and fabricating additional processing plants to lease and license to users nationally and internationally. At such time as a commitment is made for a processing plant, PDI will supervise essentially all of the preliminary site work, design, fabrication, installation of the plant, and supervision of the personnel who will be responsible for operating the plant.

     Management is of the opinion that it has the cash resources to meet operating expenses for the next three months, by which time Management anticipates that the processing plant will be operating at full capacity. When operating at full capacity, Management's present projections establish that the revenues generated will carry the operations of the Company, and that no additional capital will be required for the pilot plant.

     Operations as of year end May 31, 1998, reflected sales of used oil and services of approximately $280,000 against a cost of sales of approximately $545,000, and a total loss for the year of $1,040,340. when all other expenses associated with refitting the processing plant were included. By year end May 31, 1999, Management was able to increase revenues to approximately $319,000, and decrease the cost of sales, so that there was a gross margin from operations of approximately $51,000. When all other expenses were considered, including the work on the processing plant, the total loss for the Company was approximately $439,000 at year end May 31, 1999. At such time as the Company begins marketing the plant petroleum products, its revenues will substantially increase and Management anticipates the plant operations will be profitable.

     The design estimates of the processing plant are that the plant will process approximately 460,000 gallons of feed oil per month, and will result in approximately 345,000 gallons of petroleum product including an estimated 210,000 gallons of "off-road" diesel), 94,500 gallons of naphtha (gasoline), and 45,500 gallons of residuum (asphalt additives, burner fuel, etc.). The market price of such products fluctuates during the year, and is dependent on many factors beyond the control of Management. Based on a projected per gallon average of $0.759 for diesel, $0.871 for gasoline, and $0.19 for residuum, the revenues are estimated at $246,376 per month. The cost of feed oil and operation of the plant are estimated at $129,480 which results in a projected monthly before tax profit of approximately $116,896. The foregoing production estimates are design estimates only and the projected sales revenues are only present estimates of future market values, and Management cannot assure that the actual results will meet, fall below, or exceed the design estimates and market projections.

     If design estimates are attained in the operation of the process plant, and projected revenues are realized, it becomes obvious that the operation of the present R& D pilot plant will not generate sufficient profit by itself to absorb the investment and losses since the inception of the Company, and that only through the sale of additional processing plants will there be sufficient profits to generate a significant return to investors in the Company. Management is of the opinion that if the process plant approaches the design estimates in actual operation, there will be sufficient sales and leases of the process plants to generate the profits required to realize a profitable return to investors.

     Losses through November for the current year are at an increased rate over the year ended May 31, 1999, as a result of the additional expense in finalizing all preparations for start- up of the plant and the training of personnel. Management does not expect that revenues from the operation of the process plant will result in a profit for the fiscal year ended May 31, 2000. However, if the plant is successful in meeting its design objectives, Management anticipates that revenues from sales and leases of the plants and technology will result in a profit by the end of the fiscal year May 31, 2000.

     The financial success and potential of the Company is tied to fabricating and marketing additional processing plants from which the Company will receive lease and licensing fees and revenues. In response to requests from potential users of a processing plant, Management has prepared and published an estimated price list which quotes a price of $6,557,610 for a domestic Model 600 Unit and $7,242,242 for the domestic Model 1600. The Design Flow Rate is 365 BPD, for the Model 600, and 914 BPD for the Model 1600. Prices for the same units in foreign countries are priced approximately 13% higher. Several companies have responded to the announcement of the processing plant operation, and prospective purchasers will be invited to see the pilot plant commencing in February of 2000.

     The principal risks which Management presently recognizes are (i) whether or not the processing plant will operate at design capacity, which should be determined by mid calendar year 2000, (ii) whether or not there are inherent mechanical problems in the plant that may affect production, (iii) whether or not the product from the processing plant will be marketed at the estimated prices in order to make the plant profitable and (iv) whether or not the processing plant will be marketed at the announced prices. Management is of the present opinion that the processing plant will operate at full capacity, that if there are any mechanical problems, they will be temporary in nature, and that there exists sufficient demand so that production from the plant will be marketed to customers at market rates. Based on comments made by entities who are being invited to view the operation of the processing plant, Management is optimistic that deposits will be received by the end of the second fiscal quarter for at least two processing plants.


Item 3. Description of Property

     The Company's administrative offices, oil gathering headquarters, tank farm and processing plant including ancillary structures, are located on Company owned property at 2801 Brandt Avenue, Nampa, Idaho, 83687. Nampa is located about 16 miles West of Boise, Idaho.

     In stock recapitalization transactions the Company acquired the property, buildings and other improvements, tank farm, vacuum tank trucks, office facilities and waste oil processing plant from predecessor companies who originally purchased the bare ground and constructed all of the improvements, tank farm, processing plant, and all ancillary buildings and improvements.

     The properties include:

     a. The real property consists of 6.09 acres of industrial zoned property in three industrial lots, with all of the improvements constructed and presently contained on two of the lots, and the other is unimproved. There presently remains a purchase money deed of trust in the amount of $91,635 due the Nampa Industrial Corporation.

     b. The administration building includes approximately 3300 square feet with approximately 1800 square feet of office space on two floors, and approximately 1400 square feet of shop and warehouse area for storage and inventory of parts and equipment.

     c. The tank farm consists of a concrete floor area and retaining walls to control any spillage, and now has 25 metal storage tanks, together with piping, pumps and controls for circulating the contents of the tanks. The present storage area of the tanks is approximately 477,769 gallons and will be used to contain and store used oil, water, diesel, naphtha, and residuum.

     d. The processing plant is the Company's Model 600, which has a design flow rate of approximately 365 BPD (approximately 15,370 gallons per day), and is known in the industry as a "thermal cracking vacuum distillation process plant".

     e. The Company's rolling stock (trucks and trailers) consists of four 10-wheeler vacuum trucks, two transport trucks and trailers, one dump truck and one cargo truck

     f. The Company has under lease 5 additional storage tanks located in different parts of the service area to facilitate the gathering and storing of waste oil. Four of the tank leases are on a month to month rental, and the fifth is under a one year extension which expires in October of 2000. The monthly cost of such tanks is $2,475.

EOPT currently employs 26 full time employees consisting of management, plant operators, truck drivers, and office personnel.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the shares of common stock of TMI beneficially owned by (i) each director of the Company, (ii) all officers and directors as a group, and (iii) each person known by the Company to beneficially own 5% or more of the outstanding shares of the Company's common stock. "The percentages are effective upon the exchange of all of the outstanding stock of EOPT."

     Name and Address           Amount & Nature
     of Beneficial Owner        of Benef. Owner            Catagory              Percent
     -------------------        ---------------            --------              -------
     Grayson Evans                 3,500,000               Director                 10%
     555 Zang St, Suite, #302
     Lakewood, CO 80228

     N. Tod Tripple                6,294,348               Director, Officer        18%
     2801 Brandt Ave
     Nampa, Idaho 83687

     Leo B. (Tony) Tripple         5,722,661               Director                 16%
     2801 Brandt Ave
     Nampa, Idaho 83687

Officers and Directors as a       15,517,009                                        44%
Group

Item 5. Directors, Executive Officers, Promoters and Control Persons.

         Name                     Age              Position                           Date Appointed
         -----                    ---              --------                           --------------
Norvin T. (Tod) Tripple                           Director, President and CEO         February14, 2000
Leo B. (Tony) Tripple                             Director  and Vice Pres.            February 14, 2000
Marilyn J. Tripple                                Secretary                           February 14, 2000
Grayson M. Evans                                  Director                            February 14, 2000

The directors of the Company are elected to serve until the next annual shareholder's meeting or until their respective successors are elected and qualified. Officers of the Company hold office until the meeting of the Board of Directors after the next annual shareholders's meeting or until removal by the Board of Directors. There are no arrangements or understandings among the Officers and Directors pursuant to which any of them were elected as Officers and Directors.

Family Relationships:

     Tod Tripple and Marilyn Tripple are husband and wife, and Tod Tripple and Tony Tripple are brothers. .

Business Experience of Officers and Directors:

Norvin T. (Tod) Tripple. Mr. Tod Tripple has been in senior management of the Company and its predecessors since the latter part of 1994, and has been the President and CEO of the Company and it immediate predecessor since December 1997. He was Idaho Division Sales Manager for Harbor Oil of Portland from 1992-1994, and President of Touch Technologies, Inc. from 1984-1992.

Leo B. (Tony) Tripple. Mr. Tony Tripple is Vice President and CFO of the Company and its predecessor effective September of 1999. He was comptroller of Graphic Arts Publishing of Boise from January 1999 to September 1999. He had a leave of absence for illness from November 1994 to January of 1999. Mr. Tripple served as President and CEO of predecessor Environmental Oil Services Company, LLC from December 1993 to November 1994, and was President of Harbor Oil Co. in Portland from January 1992 to February 1993. Mr. Tripple is a Certified Public Accountant, and graduated from BYU with a BS degree in 1965.

Marilyn J. Tripple . Mrs. Tripple has served as Office Manager and Executive Secretaryfor the Company and its predecessors since inception in 1994. Previously she was Office Manager and Secretary for Rangen's, Buhl, Idaho 1993-1994, and for H & A Land & Cattle, Inc., of Dietrich, Idaho from 1988 -1993.

Grayson M. Evans. Mr. Evans is the Founder, President, and primary owner of Project Development Industries, LLC (PDI) since September of 1993. He was Vice President of Engr & Des. For BEI Engineers/Constructors from 1989 - 1992, and Founder, Presdent and Owner of GE Designs, Inc. from 1984 - 1989. Mr. Evans has extensive experience since 1967 in engineering, design, fabrication and construction of oil and gas related facilities and projects including offshore platforms and other production facilities. His responsibilities included overseeing projects and the supervision at times of over 100 employees. PDI specializes in new, modified and refurbished skidded hydrocarbon processing facilties for applications in both the USA and foreign markets. PDI utilizes computer engineering and Auto-Cad computer drafting capabilities in all disciplines.

Item 6. Executive Compensation.

     The financial statements do not reflect any executive compensation for N. Tod Tripple for the fiscal year ended May 31, 1999, nor is there any executive compensation established for the current year for Mr. Tripple. There has been cash flow to Mr. Tripple, as required for personal living expenses, and for payment on personal vehicles in the form of repayment of loans made by Mr. Tripple to the Company. There was paid to Mr. Tripple in repayment of loans the sum of $37,500 for the fiscal year ended May 31, 1999.

EOPT did not pay any other executive compensation for the year ended May 31, 1999.

     There is no agreement for the payment of any salary or compensation at this time for the directors of EOPT, or for the executive officers or directors of TMI Holding, Inc. However, the Company anticipates that any out of pocket expenses of directors will be paid, and that directors who are not employed by either the Company or TMI Holding will receive compensation for attendance and other duties performed as directors.

Item 7. Certain Relationships and Related Transactions.

     Management is not aware of any material transaction, or a proposed transaction, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B, except for the transaction between Environmental Oil Processing Technology, Inc. and Grayson Evans in which EOPT acquired PDI as described in the paragraph entitled "Development Subsidiary: Project Development Industries, LLC ("PDI")" at page 6.

Item 8. Description of Securities, including dividend, voting and preemptive rights.

     TMI Holding Corporation presently has one class of capital stock authorized consisting of 100,000,000 shares of voting Common stock, without par value, as amended on February 7, 2000.

     Effective upon the closing of the agreed exchange of stock with EOPT, there will be issued and outstanding 35,000,000 shares of TMI Common Stock.

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. The shares of Common Stock do not carry cumulative voting rights in the election of Directors.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption rights and carries no subscription or conversions rights. In the event of liquidation of the Company, the share of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the Common Stock now outstanding are fully paid for and non- assessable.

Dividends:

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has never paid a dividend, and the present focus of Management is for growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Holders of Common Stock:

     The number of holders of record of the Company's Common Stock upon the consummation of the agreed stock exchange with EOPT stockholders will be approximately 4,763, as reported by the Company's transfer agent.

Fiscal Year End:

The Company's fiscal year is December 31.

Transfer Agent:

     The Company's transfer agent is American Registrar & Transfer Co., 342 900 South, Salt Lake City, UT 84111, P.O. Box 1798, Salt Lake City, UT 84111, Phone
(801) 363-9065, Fax 801-363-9066.

Reports to Shareholders:

     The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable at the end of each fiscal year. In addition, the Company may, in its discretion, distribute quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     There presently is no market for the Common Stock.

Item 2. Description of Exhibits.

     Exhibit 2A     Charter
     Exhibit 2B     Charter Amendment
     Exhibit 2C     By Laws

Item 8. Legal Proceedings.

     Neither the Registrant nor any of its subsidiaries is involved in legal proceedings that would have a material adverse effect on the Registrant's financial condition or results from operations.


Item 3. Changes in and Disagreements with Accountants.

     There has not been any change nor disagreement with Accountants.

Item 4. Recent Sales of Unregistered Securities.

     Registrant has agreed to issue 32,200,000 shares of its common stock to acquire all of the issued and outstanding common stock of Environmental Oil Processing Technology, Inc. (EOPT) pursuant to an Agreement and Plan of Reorganization effective February 7, 2000. As of February 14, 2000, there has been issued in excess of 28,000,000 TMI shares for a like number of EOPT shares. Registrant expects to issue all of the agreed shares under the terms of the Agreement and Plan or Reorganization. According to the unaudited consolidated statement of November 30, 1999, the stockholder's equity is $4,406,091.

     On or about February 7, 2000, Registrant issued or agreed to issue 26,464,009 shares of its Common Stock in a private placement, exempt from registration under Paragraph 4(2) of the Securities Act of 1933, to 19 beneficial owners of EOPT stock in exchange for 82% of the outstanding stock of Environmental Oil Processing Technology, Inc. under the terms of an Agreement and Plan of Reorganization intended to qualify as a non-tax recognition transaction under the provisions of the Internal Revenue Code ss.ss.354 and 368, as amended. Based on the

November 30, 1999, unaudited consolidated financial statement of Environmental Oil Processing Technology, Inc., 82% of the book value is approximately $3,612,995.

     On or about February 7, 2000, Registrant agreed to issue 5,735,991 shares of its Common Stock under an exemption from registration allowed by Regulation D, Rule 504, to shareholders in exchange for 18% of the outstanding stock of Environmental Oil Processing Technology, Inc. which shareholders also entered into the Agreement and Plan of Reorganization intended to qualify as a non-tax recognition transaction. Based on the November 30, 1999, unaudited financial statements of Environmental Oil Processing Technology, Inc., of the book value is approximately $793,096.

     There was no underwriter involved in any of the foregoing transactions, and all of the stock issued in both transactions was restricted as that term is defined in Rule 144, and all certificates for stock bears a legend to that effect. The consideration received for the stock issued under Rule 504 was less than $1,000,000.

Item 5. Indemnification of Directors and Officers.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By Laws limiting such liability. The Articles of Incorporation and By Laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engage in intentional misconduct, fraud or a knowing violation of the law.

     Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.


                                    PART F/S

     Included herewith:

     (i) the December 31, 1999, audited financial statement of TMI Holding Corporation

     (ii) the May 31, 1999 audited financial statement of Environmental Oil Processing Technology, Inc.

    (iii) the December 31, 1998, audited financial statement of Project Development Industries, Inc.

     (iv) TMI Holding Corporation Consolidated Proforma Financial Statements

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S



Independent Auditors' Report................................................. 3

Balance Sheet................................................................ 4

Statement of Operations...................................................... 5

Statement of Stockholders' Equity............................................ 6

Statement of Cash Flows...................................................... 7

Notes to the Financial Statements............................................ 8

                                  [LETTERHEAD]
                          JONES, JENSEN & COMPANY, LLC


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
TMI Holding Corporation
Salt Lake City, Utah

We have audited the accompanying balance sheet of TMI Holding Corporation (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on December 21, 1999 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMI Holding Corporation (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows from inception on December 21, 1999 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
January 7, 2000

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS

                                                                    December 31,
                                                                         1999
                                                                      ---------
CURRENT ASSETS

   Cash                                                               $     400
                                                                      ---------
     Total Current Assets                                                   400
                                                                      ---------
     TOTAL ASSETS                                                     $     400
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                   $    --
                                                                      ---------
     Total Liabilities                                                     --
                                                                      ---------
STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized at par value of $0.05;
    2,800,000 shares issued and outstanding                             140,000
   Additional paid-in capital                                          (138,833)
   Deficit accumulated during the development stage                        (767)
                                                                      ---------
     Total Stockholders' Equity                                             400
                                                                      ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $     400
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                             Statement of Operations

                                                                        From
                                                                    Inception on
                                                                    December 21,
                                                                    1999 Through
                                                                    December 31,
                                                                       1999
                                                                    -----------
REVENUE                                                             $      --

EXPENSES                                                                    767
                                                                    -----------
NET (LOSS)                                                          $      (767)
                                                                    ===========
BASIC LOSS PER SHARE                                                $     (0.00)
                                                                    ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                         2,800,000
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
          From Inception on December 21, 1999 Through December 31, 1999


                                                                       Deficit
                                                                     Accumulated
                                    Common Stock         Additional   During the
                                  -----------------        Paid-In   Development
                                  Shares     Amount        Capital      Stage
                                  ------     ------        -------      -----

Inception December 21, 1999           --     $    --     $    --      $    --

Common stock issued to acquire
 records at predecessor cost     2,789,500     139,475    (139,475)        --

Common stock issued for
 cash at $0.111 per share            9,000         450         550         --

Common stock issued for
 services at $0.111 per share        1,500          75          92         --

Net (loss) from inception
 on December 21, 1999 through
 December 31, 1999                    --          --          --           (767)
                                 ---------   ---------   ---------    ---------
Balance, December 31, 1999       2,800,000   $ 140,000   $(138,833)   $    (767)
                                 =========   =========   =========    =========


   The accompanying notes are an integral part of these financial statements.

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                             Statement of Cash Flows


                                                                        From
                                                                    Inception on
                                                                    December 21,
                                                                    1999 Through
                                                                    December 31,
                                                                        1999
                                                                    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                              $  (767)
  Adjustments to reconcile net loss to net cash (used)
   by operating activities:
    Common stock issued for services                                        167
                                                                        -------
    Net Cash (Used) by Operating Activities                                (600)
                                                                        -------
CASH FLOWS FROM INVESTING ACTIVITIES                                       --
                                                                        -------
CASH FLOWS FROM FINANCING ACTIVITIES

  Issuance of common stock for cash                                       1,000
                                                                        -------
    Net Cash Provided by Financing Activities                             1,000
                                                                        -------
INCREASE IN CASH AND CASH EQUIVALENTS                                       400

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           --
                                                                        -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $   400
                                                                        =======

SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid For:

  Interest                                                              $  --
  Income taxes                                                          $  --

Non-Cash Financing Activities:

  Common stock issued for services                                      $   167

   The accompanying notes are an integral part of these financial statements.

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     On December 21, 1999, TMI Holding Corporation (the Company) was incorporated under the laws of the State of Utah for the purpose of holding records and documents related to the "Altus Field Rehabilitation Project" (approximately 1,450 acres of oil and gas leases located in Jackson County, Oklahoma). The documents include various records and logs of historical production from existing wells on that project which would need to be rehabilitated and/or restored to production. The Company was also incorporated to engage in any other lawful act or business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting.

     b. Provision for Taxes

     At December 31, 1999, the Company had net operating loss carryforward of approximately $750 that may be offset against future taxable income through 2019. No tax expense or benefit has been reported in the financial statements.

     c. Cash Equivalents

     The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalents.

     d. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             TMI HOLDING CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e. Basic Loss Per Share

                               From Inception on
                            December 21, 1999 Through
                               December 31, 1999
               ----------------------------------------------------
                 Loss                Shares               Per Share
               (Numerator)        (Denominator)            Amount
               -----------        -------------            ------
               $    (767)           2,800,000           $   (0.00)


     The computation of basic loss per share of common stock is based on the weighted average number of common shares outstanding during the period of the financial statements. Fully diluted loss per share calculations are not presented as any stock equivalents are antidilutive in nature.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management is committed to covering all operating and other costs until sufficient revenues are generated.

     NOTE 4 - STOCK TRANSACTIONS

     On December 31, 1999, the Board of Directors authorized the issuance of 2,789,500 shares of its common stock to acquire all of the rights, title and interest in certain documents related to the "Altus Field Rehabilitation Project" (approximately 1450 acres of oil and gas leases located in Jackson County, Oklahoma.) These shares have been recorded at predecessor cost of $-0-.

     On December 31, 1999, the Board of Directors authorized the issuance of 9,000 shares of its common stock for $1,000 cash consideration and 1,500 shares to directors as compensation for their services valued at $167.

                          ENVIRONMENTAL OIL PROCESSING
                                TECHNOLOGY, INC.

                          Financial Statements
                          as of May 31, 1999 and
                          For the Years Ended
                          May 31, 1999 and 1998
                          and Independent Auditors' Report

                  ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.


                                TABLE OF CONTENTS


                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1


FINANCIAL STATEMENTS:

Balance Sheet,
    May 31, 1999                                                         2

Statements of Operations
  for the Years Ended May 31, 1999 and 1998                              3

Statements of Stockholders' Equity
  for the Years Ended May 31, 1999 and 1998                              4

Statements of Cash Flows
    for the Years Ended May 31, 1999 and 1998                           5-6

Notes to Financial Statements                                           7-11

                                  [LETTERHEAD]
                               FARBER & HASS LLP

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Environmental Oil Processing Technology, Inc.

We have audited the accompanying balance sheet of Environmental Oil Processing Technology, Inc. (the "Company") as of May 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended May 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at May 31, 1999 and the results of its operations and its cash flows for the years ended May 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has insufficient working capital to meet its current obligations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Farber & Hass, LLP

July 30, 1999
Oxnard, California

ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

BALANCE SHEET
MAY 31, 1999
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash                                                                $   371,365
Trade accounts receivable, less allowance
    for doubtful accounts of $10,000                                     47,937
Inventories                                                              19,674
Other current assets                                                        190
                                                                    -----------
Total current assets                                                    439,166
                                                                    -----------
PROPERTY, PLANT AND EQUIPMENT                                         1,755,588
Less accumulated depreciation                                           (22,467)
                                                                    -----------
Property, plant and equipment, net                                    1,733,121
                                                                    -----------
TOTAL ASSETS                                                        $ 2,172,287
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of notes payable                                    $    45,659
Accounts payable                                                        392,565
Accrued expenses                                                        383,035
                                                                    -----------
Total current liabilities                                               821,259
                                                                    -----------
NOTES PAYABLE, Less current portion                                     111,552
                                                                    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, no par value; 50,000,000
    shares authorized; 27,802,875 shares
    issued and outstanding                                            2,718,613
Accumulated deficit                                                  (1,479,137)
                                                                    -----------
Total stockholders' equity                                            1,239,476
                                                                    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 2,172,287
                                                                    ===========


See notes to financial statements.

--------------------------------------------------------------------------------

ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999               1998
                                                 ------------      ------------

NET SALES                                        $    318,588      $    279,075

COST OF GOODS SOLD                                    267,749           824,017
                                                 ------------      ------------

GROSS MARGIN                                           50,839          (544,942)

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                             419,959           429,347
                                                 ------------      ------------

LOSS FROM OPERATIONS                                 (369,120)         (974,289)

OTHER EXPENSE - Interest                              (69,677)          (66,051)
                                                 ------------      ------------

NET LOSS                                         $   (438,797)     $ (1,040,340)
                                                 ============      ============

BASIC LOSS PER COMMON SHARE                      $      (0.02)     $      (0.08)
                                                 ============      ============

WEIGHTED AVERAGE SHARES OUTSTANDING                20,500,282        13,197,688
                                                 ============      ============


See notes to financial statements.

--------------------------------------------------------------------------------

ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                        COMMON STOCK
                                   ---------------------        ACCUMULATED      STOCKHOLDERS'
                                   SHARES         AMOUNT          DEFICIT           EQUITY
                                   ------         ------          -------           ------
BALANCES, JUNE 1, 1997           13,197,688    $  1,858,973                     $  1,858,973

NET LOSS                                                       $ (1,040,340)     (1,040,340)
                               ------------    ------------    ------------    ------------
BALANCES, MAY 31, 1998           13,197,688       1,858,973      (1,040,340)        818,633

FORGIVENESS OF NOTE PAYABLE
  AS CONTRIBUTION OF CAPITAL                        487,077                         487,077

STOCK ISSUANCE - Sales of
  common stock                   14,605,187         372,563                         372,563

NET LOSS                                                           (438,797)       (438,797)
                               ------------    ------------    ------------    ------------
BALANCES, MAY 31, 1999           27,802,875    $  2,718,613    $ (1,479,137)   $  1,239,476
                               ============    ============    ============    ============


See notes to financial statements.

--------------------------------------------------------------------------------

ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                       1999             1998
                                                   -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                           $  (438,797)     $(1,040,320)
Adjustments to reconcile net loss to
  net cash used by operating
  activities:
  Depreciation                                          12,847            9,620
    Changes in operating assets and
    liabilities:
    Accounts receivable                                (12,934)         (34,963)
      Inventories                                       (4,365)          24,691
    Other assets                                        (2,276)           2,086
    Accounts payable and accrued expenses               23,431          623,794
                                                   -----------      -----------
Net cash used by operating activities                 (422,094)        (415,092)
                                                   -----------      -----------
CASH FLOWS USED IN INVESTING ACTIVITIES -
  Capital expenditures                                 (15,867)         (67,099)
                                                   -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                           859,640
    Borrowings from Company officer                                     487,077
    Payments on long-term debt                         (50,314)          (4,886)
                                                   -----------      -----------
Net cash provided by financing activities              809,326          482,191
                                                   -----------      -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS              371,365              -0-

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                        -0-              -0-
                                                   -----------      -----------
CASH AND EQUIVALENTS, END OF YEAR                  $   371,365            $ -0-
                                                   ===========      ===========


                                                                     (Continued)

NVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

FOR THE YEARS ENDED MAY 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                1999       1998
                                                                ----       ----
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid for interest                                       $  3,732   $133,783
Cash paid for taxes                                          $    -0-   $    -0-


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

In March 1999, the President of the Company forgave a $487,077 Company note payable to him as a contribution of capital to the Company.


See notes to financial statements.

--------------------------------------------------------------------------------

ENVIRONMENTAL OIL PROCESSING TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business Description - Environment Oil Processing Technology, Inc. (the "Company" or "EOPTI") is a reseller of waste oil products. The Company's customer base is in Idaho, Washington and Oregon. The Company is in the final stages of assembly and testing of a waste oil re-refinery plant that will produce naphtha and diesel fuel and other petroleum products from waste oil.

     Going Concern - The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of May 31, 1999, the Company has a working capital deficiency of approximately $21,200. This condition causes substantial doubt about the Company's ability to continue as a going concern. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 8, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.

     Merger - In March 1999, the Company acquired substantially all of the assets and liabilities of Environmental Oil Services, Inc. ("EOS") in exchange for 2,000,000 shares of the Company's common stock. All of the EOS shareholders became shareholders in EOPTI. EOPTI had no operations prior to the acquisition of EOS. These financial statements include the operations of EOPTI and EOS. The assets and liabilities of EOS were transferred to EOPTI at their historical cost, except for the refinery facility which was stated at the appraised liquidation value (which approximates fair value) at the date that it was acquired by EOS (June 1998).

     Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its temporary cash investments in reputable financial institutions. At May 31, 1999, the Company had $370,448 on deposit with one financial institution.

     The Company routinely assesses the financial strength of its customers. The Company normally does not require prepayments to support customer orders. At May 31, 1999, two customers accounted for 45% and 19%, respectively, of total receivables.

     Significant Customer - During the year ended May 31, 1999, one customer accounted for 22% of the Company's net sales.

     Operating Segment Information - The Company predominantly operates in one industry segment, waste oil products. Substantially all of the Company's assets and employees are located at the Company's headquarters in Nampa, Idaho.

     Property, Plant and Equipment - Property, plant and equipment are stated at cost. The refinery facility is stated at fair market value as of the date that it was acquired by EOS, Inc. (June 1998), based upon an independent third party appraisal. Additions to the refinery facility after June 1998 are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

     Revenue Recognition - The Company records revenue upon shipment.

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which is an asset and liability method of accounting that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of accounting.

     Fair Value of Financial Instruments - Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of the Company's long-term debt approximates the carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of accounts receivable and accounts payable) also approximates fair value.

     Net Loss Per Share - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totalled 20,500,282 and 13,197,688 for 1999 and 1998, respectively. The Company did not present Diluted EPS, as the Company does not have any potentially dilutive instruments outstanding.

2.   INVENTORIES

     Inventories at May 31, 1999 consist of unrefined waste oil products.

3.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at May 31, 1999 consist of:

     Construction-in-Progress:
       Refinery equipment                                      $ 1,362,017
     Vehicles                                                       36,949
     Land                                                          246,622
     Buildings                                                     110,000
                                                               -----------
     Total property and equipment                                1,755,588
     Less accumulated depreciation                                 (22,467)
                                                               -----------
     Property and equipment, net                               $ 1,733,121
                                                               ===========

     The estimated useful lives used to depreciate property and equipment are as follows:

      Vehicles                                                    10 Years
      Buildings                                                   20 Years

     The Company has not started depreciating the refinery equipment as it was under construction at May 31, 1999.

4.   OPERATING LEASES

     The Company leases various oil storage tanks in Idaho and Washington under five operating lease agreements.

     Four of the five leases are month-to-month requiring 30 days cancellation notice by either party. The four agreements require monthly payments totalling $2,125.

     The fifth lease agreement expires in October 1999 and requires monthly payments of $350. The agreement provides for a one-year option to renew.

     Total lease expense under these agreements was $29,700 and $28,315 for the years ended May 31, 1999 and 1998, respectively.

5.   NOTES PAYABLE

     Notes payable at May 31, 1999 consists of various notes
     to finance companies, payable in monthly installments
     aggregating $4,405, plus interest at rates ranging from
     8.5% to 27.9%, payable in full at various dates through
     December 2006.                                                   $157,211
                                                                      ========

     Minimum required principal payments on long-term debt as of May 31, 1999 are as follows:

         2000                       $ 45,659
         2001                         37,333
         2002                         11,300
         2003                         12,100
         2004 and thereafter          50,819
                                    --------
         Total                      $157,211
                                    ========

6.   INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 1999 is substantially composed of the Company's net operating loss carryforward, for which the Company has made a full valuation allowance.

     The valuation allowance increased approximately $174,000 in the year ended May 31, 1999, representing primarily net taxable loss in that year. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     At May 31, 1999, the Company had net operating loss carryforwards for Federal tax purposes of approximately $1,407,000 which is available to offset future taxable income, if any, through 2014.

     State income and franchise taxes are immaterial and are included in selling, general and administrative expenses in the accompanying statement of operations.

7.   LITIGATION

     The Company is a defendant in three lawsuits filed in June and July 1998 in Idaho Judicial Court. Each plaintiff seeks to foreclose on a materialmans lien alleging unpaid goods or services. The plaintiffs seek $47,465, $44,847 and $21,732, respectively, plus costs of court. The Company has filed counterclaims in each matter. The cases are scheduled for trial in September and October 1999. The Company has made a full provision in the financial statements for these matters.

8.   MANAGEMENT PLANS

     The Company has started to market completed waste oil refineries to be delivered in the year 2000. Management expects that the forecasted higher sales and cash flow from operations will be adequate to finance the 2000 cash flow requirements. If successful, the Company plans to borrow from institutional investors. Management has developed contingency plans which include but are not limited to, private stock placements to accredited investors.

9.   YEAR 2000 COMPLIANCE (UNAUDITED)

     The Company utilizes computer hardware and software in its operations. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

     The Company has completed an evaluation of its computer hardware and software and believes that its mission critical systems are Year 2000 compliant.

10.  SUBSEQUENT EVENT (UNAUDITED)

     In August 1999, the Company entered into an agreement to acquire all of the outstanding stock of Project Development Industries, LLC ("PDI") in exchange for 3,500,000 shares of the Company's common stock and a promissory note for $6,000,000. PDI performs professional engineering, design, procurement, fabrication and installation services to the oil refinery, natural gas, pipeline, chemical, minerals and power generation industries.

--------------------------------------------------------------------------------

                          PROJECT DEVELOPMENT INDUSTRIES, LLC
                                 FINANCIAL STATEMENTS
                  PERIODS ENDED NOVEMBER 30, 1999, DECEMBER 31, 1998,
                                 AND DECEMBER 31, 1997








                            Cannon & Schleicher, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                       Project Development Industries, LLC
                                Table of Contents
    Periods Ended November 30, 1999, December 31, 1998, and December 31, 1997



   Report of Certified Public Accountants


   Financial Statements

      Balance Sheet

      Statement of Operations and Accumulated Deficit

      Statement of Cash Flows

      Notes to Financial Statements

                                  [LETTERHEAD]
                           CANNON & SCHLEICHER, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS


Members
Project Development Industries, LLC
Lakewood, Colorado


We have compiled the accompanying balance sheet of Project Development Industries, LLC as of November 30, 1999 and the related statements of operations, accumulated deficit, and cash flows for the eleven months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


The December 31, 1998 and 1997 financial statements were audited by us and our report thereon, dated July 27, 1999, gave an unqualified opinion on them.

/s/ Cannon & Schleicher, P.C.

January 12, 2000
Evergreen, Colorado

                       Project Development Industries, LLC
                                  Balance Sheet
                November 30, 1999 Unaudited and December 31, 1998


                                                     Unaudited
                                                    November 30,    December 31,
                                                        1999           1998
                                                     ---------      ---------
                                     Assets
Current assets:
      Cash                                           $  70,161      $ 191,074
      Accounts receivable (Note 2)                     457,881        462,489
      Prepaid expenses                                   6,173         17,473
                                                     ---------      ---------
                                                       534,215        671,036
                                                     ---------      ---------

Property and equipment (Note 1):
      Furniture and equipment                          145,916        145,916
      Accumulated depreciation                        (132,073)      (113,978)
                                                     ---------      ---------
                                                        13,843         31,938
                                                     ---------      ---------

                                                     $ 548,058      $ 702,974
                                                     =========      =========

                             Liabilities and Equity
Current liabilities:
      Accounts payable                               $  39,091      $  66,653
      Accrued payroll taxes                              4,009          7,076
      Accrued payroll                                  117,790        108,394
      Note payable - bank (Note 3)                     423,288        449,288
      Note payable - members                           254,838        161,416
                                                     ---------      ---------
                                                       839,016        792,827
                                                     ---------      ---------

Equity:
      Members' capital                                 433,796        433,796
      Accumulated deficit                             (724,754)      (523,649)
                                                     ---------      ---------
                                                      (290,958)       (89,853)
                                                     ---------      ---------

Commitments and contingencies (Note 6)

                                                     $ 548,058      $ 702,974
                                                     =========      =========


See the accompanying notes to financial statements

                       Project Development Industries, LLC
                     Statement of Operations and Accumulated
                Deficit Periods Ended November 30, 1999Unaudited,
                    December 31, 1998, and December 31, 1997

                                                   Unaudited
                                                  Eleven Months
                                                      Ended         Year Ended     Year Ended
                                                    November 30,    December 31,   December 31,
                                                       1999            1998           1997
                                                    -----------    -----------    -----------
Revenues:
      Consulting income                             $   372,498    $ 2,500,443    $ 2,004,277
      Project income                                  1,628,074        506,288      3,416,718
                                                    -----------    -----------    -----------
                                                      2,000,572      3,006,731      5,420,995
                                                    -----------    -----------    -----------

Expenses:
      Salaries                                        1,645,265      2,056,372      2,291,364
      Payroll taxes                                     117,930        142,628        160,391
      Employee benefits (Note 4)                         78,946         94,057        117,350
      Project costs                                                     15,351      1,921,113
      Consultants                                        53,455        206,684      1,161,643
      Rent                                               86,776         94,397         89,809
      Insurance                                          57,801         44,540         37,607
      Travel                                             26,510         59,930        126,201
      Supplies and materials                             16,094         36,188         23,465
      Depreciation (Note 1)                              18,095         19,739         24,747
      Bad debt expense                                                  18,000         35,000
      Telephone                                          10,962         12,652         19,079
      Professional fees (Note 5)                         37,448        157,688         12,106
      Interest expense                                   47,539         52,115         30,160
      Other operating expenses                            4,856          8,949         40,148
                                                    -----------    -----------    -----------
                                                      2,201,677      3,019,290      6,090,183
                                                    -----------    -----------    -----------
Net income (loss)                                      (201,105)       (12,559)      (669,188)
Retained earnings (deficit) - beginning of period      (523,649)      (511,090)       158,098
                                                    -----------    -----------    -----------

Accumulated deficit - end of period                 $  (724,754)   $  (523,649)   $  (511,090)
                                                    ===========    ===========    ===========

See the accompanying notes to financial statements

                       Project Development Industries, LLC
                             Statement of Cash Flows
                   Periods Ended November 30, 1999 Unaudited,
                    December 31, 1998, and December 31, 1997


                                                         Unaudited
                                                       Eleven Months
                                                           Ended       Year Ended     Year Ended
                                                        November 30,  December 31,   December 31,
                                                           1999           1998           1997
                                                       -----------    -----------    -----------
Cash flows from operating activities:
      Cash received from customers                     $ 2,005,180    $ 2,926,203    $ 5,746,383
      Cash paid to suppliers for goods and services     (2,145,976)    (2,899,961)    (6,189,782)
      Interest paid                                        (47,539)       (43,220)       (22,922)
                                                       -----------    -----------    -----------
Net cash provided (utilized) by operating activities      (188,335)       (16,978)      (466,321)
                                                       -----------    -----------    -----------

Cash flows from investing activities:
      Purchases of equipment                                                             (17,089)
                                                       -----------    -----------    -----------

Cash flows from financing activities:
      Proceeds (retirements) of notes payable               67,422         93,399        435,287
                                                       -----------    -----------    -----------

Net increase (decrease) in cash                           (120,913)        76,421        (48,123)
Cash - beginning of period                                 191,074        114,653        162,776
                                                       -----------    -----------    -----------

Cash - end of period                                   $    70,161    $   191,074    $   114,653
                                                       ===========    ===========    ===========


 Reconciliation of Net Income (Loss) to Net Cash Provided
  (Utilized) by Operating Activities


Net income (loss)                                      $  (201,105)   $   (12,559)   $  (669,188)
                                                       -----------    -----------    -----------

Adjustments to reconcile net income (loss)
to net cash provided (utilized) by operations
      Depreciation                                          18,095         19,739         24,747
Change in assets and liabilities -
      Decrease (increase) in accounts receivable             4,608        (62,528)       360,388
      Decrease (increase) in prepaid expenses               11,300          5,930        (23,403)
      Increase (decrease) in accounts payable              (27,562)        38,209       (149,649)
      Increase (decrease) in other current liabilities       6,329        (14,664)       (16,454)
      Increase (decrease) in accrued interest                               8,895          7,238
                                                       -----------    -----------    -----------
Total adjustments                                           12,770         (4,419)       202,867
                                                       -----------    -----------    -----------
Net cash provided (utilized) by operating activities   $  (188,335)   $   (16,978)   $  (466,321)
                                                       ===========    ===========    ===========


See the accompanying notes to financial statements

                      Project Development Industries, LLC
                         Notes to Financial Statements
             Periods Ended December 31, 1998, and December 31, 1997



Note 1) Summary of Significant Accounting Policies

     a) Nature of Operations - The Company was formed and began operations in September 1993 as Project Development, Inc. At January 1, 1995 the Company was reorganized as an LLC. The Company performs professional engineering, design, procurement, fabrication and installation services. Services are provided to the oil refining, natural gas, pipeline, chemical, minerals, and power generation industries.

     b) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c) Cash and Cash Equivalents - The Company maintains its available cash in demand checking and money market accounts in federally insured banks in Evergreen, Colorado. Holdings of highly liquid investments with maturities of three months or less when purchased are also considered to be cash equivalents.

     d) Equipment and Depreciation - Equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years. Depreciation expense was $19,739, and $24,747 for the periods ended December 31, 1998, and December 31, 1997, respectively.

     e) Income Taxes - The Company is organized as a limited liability company under the laws of the State of Colorado and is treated as a partnership for Federal and State income tax purposes. Under these rules, items of income, deduction and credit are reported on the individual members' tax returns. Therefore, no income taxes have been provided for in these financial statements.

Note 2) Accounts Receivable

     The accounts receivable in the accompanying financial statements represent amounts due from clients for goods and services provided as of the balance sheet dates. An allowance for doubtful accounts has been provided as follows for amounts deemed uncollectible:

                                          November 30  December 31  December 31
                                              1999        1998         1997
                                            --------    --------     --------

Accounts receivable - trade                 $462,881    $515,489     $434,961
Less allowance for doubtful accounts           5,000      53,000       35,000
                                            --------    --------     --------

                                            $457,881    $462,489     $399,961
                                            ========    ========     ========

                       Project Development Industries, LLC
                          Notes to Financial Statements
             Periods Ended December 31, 1998, and December 31, 1997



Note 2) Accounts Receivable (continued)

     At December 31, 1998, accounts receivable were due for approximately twelve projects relating to three clients. At December 31, 1997, accounts receivable were due for approximately twenty-five projects relating to six clients, two of which accounted for approximately 67% of the total.

Note 3) Note Payable - Bank

     The note payable - bank at December 31, 1998 represents a $500,000 revolving line of credit with a bank. This line of credit is collateralized by the assets of the corporation and carries a variable interest rate of 1% over the Wall Street Journal prime rate. The interest rate at December 31, 1998, and December 31, 1997, was 7.75% and 8.50%, respectively. The terms of the revolving line of credit required payment of the outstanding balance plus accrued interest on September 26, 1999.

Note 4) Retirement Benefits

     The Company maintains a participatory profit sharing plan under the rules of Internal Revenue Code section 401(k). Company contributions for 1997 were approximately $40,022. There have been no Company contributions for the period ended December 31, 1998.

Note 5) Professional fees

The Company was party to a lawsuit brought during the year ended December 31, 1997, and settled during the year ended December 31, 1998. The suit alleged the Company overcharged for changes to the original contract that was completed as agreed. As part of the settlement of the dispute the Company agreed to reduce their billing for this work. The suit was dismissed with prejudice on January 22, 1999.

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. It is the opinion of management that the amount of ultimate liability with respect to any of these actions currently underway or anticipated will not materially affect the financial position of the Company.

                      Project Development Industries, LLC
                         Notes to Financial Statements
             Periods Ended December 31, 1998, and December 31, 1997



Note 6) Commitments and contingencies

     The Company leases office space under the terms of an agreement extending to August 31, 2003. Rental expense for the periods ended December 31, 1998, and December 31, 1997, was $94,396 and $89,809, respectively. The Company is committed to future minimum lease payments are as follows:

     Year ending December 31, 1999                                 $ 94,860
     Year ending December 31, 2000                                  101,994
     Year ending December 31, 2001                                  105,975
     Year ending December 31, 2002                                  110,452
     Eight months ending August 31, 2003                             75,625
                                                                   --------
                                                                   $468,054
                                                                   ========

     The lease also provides for early termination, at the Company's option, at the third and fourth anniversaries of the contract. The lease may be terminated by the lessor in the event of bankruptcy of the Company.

     For the period December 31, 1998, the Company's revenues were principally from one large company. Revenues for the period from that client was approximately80%. For the year ended December 31, 1997, approximately 80% of revenues arose from services rendered to two clients.

     At December 31, 1998, the Company was involved in discussions with another corporation who has proposed to acquire the Company. The Company would continue to operate as a subsidiary of the other corporation.

                             TMI HOLDING CORPORATION

                   CONSOLIDATED PROFORMA FINANCIAL STATEMENTS

                                 C O N T E N T S


Consolidated Proforma Balance Sheet....................................... 3

Consolidated Proforma Statement of Operations............................. 4

Statement of Assumptions and Disclosures.................................. 5

                             TMI HOLDING CORPORATION
                       Consolidated Proforma Balance Sheet
                                  May 31, 1999
                                   (Unaudited)

                                                Environmental
                                                      Oil         Project       Proforma
                                       TMI         Processing    Development   Adjustments
                                     Holding      Technologies,  Industries      Increase      Proforma
                                   Corporation       Inc.           Inc.        (Decrease)   Consolidated
                                   -----------   -----------    -----------    -----------   -----------
CURRENT ASSETS
   Cash                            $       400   $   371,365    $   191,074    $      --     $   562,839
   Inventory                              --          19,674           --             --          19,674
   Prepaid expenses                       --             190         17,473           --          17,663
   Accounts receivable, net               --          47,937        462,489           --         510,426
                                   -----------   -----------    -----------    -----------   -----------
     Total Current Assets                  400       439,166        671,036           --       1,110,602
                                   -----------   -----------    -----------    -----------   -----------
FIXED ASSETS

   Property, plant and equipment          --       1,755,588        145,916           --       1,901,504
   Accumulated depreciation               --         (22,467)      (113,978)          --        (136,445)
                                   -----------   -----------    -----------    -----------   -----------
     Total Fixed Assets                   --       1,733,121         31,938           --       1,765,059
                                   -----------   -----------    -----------    -----------   -----------
OTHER ASSETS

   Goodwill                               --            --             --          349,099       349,099
                                   -----------   -----------    -----------    -----------   -----------
     Total Other Assets                   --            --             --          349,099       349,099
                                   -----------   -----------    -----------    -----------   -----------
     TOTAL ASSETS                  $       400   $ 2,172,287    $   702,974    $   349,099   $ 3,224,760
                                   ===========   ===========    ===========    ===========   ===========


                   See Summary of Assumptions and Disclosures.

                             TMI HOLDING CORPORATION
                 Consolidated Proforma Balance Sheet (Continued)
                                December 31, 1999
                                   (Unaudited)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                Environmental
                                                    Oil            Project      Proforma
                                      TMI        Processing      Development  Adjustments
                                    Holding      Technologies,   Industries     Increase        Proforma
                                  Corporation       Inc.            Inc.       (Decrease)     Consolidated
                                  -----------    -----------    -----------    -----------    -----------
CURRENT LIABILITIES

   Accounts payable               $      --      $   392,565    $    66,653    $    25,000    $   484,218
   Accrued expenses                      --          383,035        115,470           --          498,505
   Current portion of long-term
     debt                                --           45,659        449,288           --          494,947
                                  -----------    -----------    -----------    -----------    -----------
     Total Current Liabilities           --          821,259        631,411         25,000      1,477,670
                                  -----------    -----------    -----------    -----------    -----------
NOTE PAYABLE - RELATED
 PARTY                                   --             --          161,416           --          161,416
                                  -----------    -----------    -----------    -----------    -----------
LONG-TERM DEBT                           --          111,552           --             --          111,552
                                  -----------    -----------    -----------    -----------    -----------
     Total Liabilities                   --          932,811        792,827         25,000      1,750,638
                                  -----------    -----------    -----------    -----------    -----------
STOCKHOLDERS' EQUITY

   Common stock, 50,000,000
    shares authorized, no par
    value                               1,167      2,718,613        433,796       (200,317)     2,953,259
   Retained earnings                     (767)    (1,479,137)      (523,649)       524,416     (1,479,137)
                                  -----------    -----------    -----------    -----------    -----------
     Total Stockholders' Equity           400      1,239,476        (89,853)       324,099      1,474,122
                                  -----------    -----------    -----------    -----------    -----------
     TOTAL LIABILITIES AND
      STOCKHOLDERS'
      EQUITY                      $       400    $ 2,172,287    $   702,974    $   349,099    $ 3,224,760
                                  ===========    ===========    ===========    ===========    ===========


                   See Summary of Assumptions and Disclosures.

                             TMI HOLDING CORPORATION
                  Consolidated Proforma Statement of Operations
                                   (Unaudited)

                                                Environmental
                                                     Oil          Project        Proforma
                                      TMI         Processing     Development    Adjustments
                                    Holding      Technologies,   Industries       Increase      Proforma
                                   Corporation       Inc.            Inc.        (Decrease)   Consolidated
                                   -----------    -----------    -----------    -----------    -----------
REVENUES                           $      --      $   318,588    $ 3,006,731    $      --      $ 3,325,319

COST OF SALES                             --          267,749         15,351           --          283,100
                                   -----------    -----------    -----------    -----------    -----------
GROSS PROFIT                              --           50,839      2,991,380           --        3,042,219
                                   -----------    -----------    -----------    -----------    -----------
OPERATING EXPENSES

   Depreciation and amortization          --           12,847         19,739        174,550        207,136
   General and administrative              767        407,112      2,932,085           --        3,339,964
                                   -----------    -----------    -----------    -----------    -----------
     Total Operating Expenses              767        419,959      2,951,824        174,550      3,547,100
                                   -----------    -----------    -----------    -----------    -----------
OPERATING INCOME (LOSS)                   (767)      (369,120)        39,556       (174,550)      (504,881)
                                   -----------    -----------    -----------    -----------    -----------
OTHER EXPENSE

   Interest expense                       --          (69,677)       (52,115)          --         (121,792)
                                   -----------    -----------    -----------    -----------    -----------
     Total Other Expense                  --          (69,677)       (52,115)          --         (121,792)
                                   -----------    -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE
 INCOME TAXES                             (767)      (438,797)       (12,559)      (174,550)      (626,673)

INCOME (TAXES) BENEFIT                    --             --             --             --             --
                                   -----------    -----------    -----------    -----------    -----------
NET INCOME (LOSS)                  $      (767)   $  (438,797)   $   (12,559)   $  (174,550)   $  (626,673)
                                   ===========    ===========    ===========    ===========    ===========


                   See Summary of Assumptions and Disclosures.

                             TMI HOLDING CORPORATION
                     Summary of Assumptions and Disclosures


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Business Organization

     The accompanying proforma financial statements are prepared to present the acquisitions of Environmental Oil Processing Technology, Inc. (EOPT) and Project Development Industries, Inc. (PDI) by TMI Holding Corporation (TMI) to aid the user in understanding the acquisitions. The proforma balance is presented as though the acquisitions took place on May 31, 1999 and the statement of operations as though the acquisitions took place on April 1, 1998. For EOPT the balance sheet is as of December 31, 1998. The balance sheet is as of May 31, 1999 for PDI.

     TMI Holding Corporation (the Company) was incorporated December 21, 1999, under the laws of the State of Utah, for the initial purpose of holding records and documents of historical production from oil and gas wells (which would need to be rehabilitated and/or restored to production) related to the "Altus Field Rehabilitation Project" (approximately 1,450 acres of oil and gas leases located in Jackson County, Oklahoma), and to engage in any other lawful business. The records and documents assets resulted from earlier oil and gas exploration and development projects by Temple Mountain Industries, Inc., a Utah corporation, and were acquired in exchange for 2,789,500 shares of TMI common stock, which was distributed to all of Temple Mountain Industries, Inc. stockholders of record on December 31, 1999, proportionately, as a partial liquidating dividend.

     TMI entered into an Agreement and Plan of Reorganization with Environmental Oil Processing Technology, Inc., an Idaho corporation, ("EOPT"), and the stockholders of EOPT effective February 7, 2000, as a result of which TMI acquired in excess of 80% of the outstanding common stock of EOPT. Management of TMI presently intends that its sole business activity is to be the holding parent of EPOT and to continue the business operations of EOPT.

     EOPT Business

     EOPT is an Idaho corporation with offices and plant located at 2801 Brandt Avenue, Nampa, Idaho 83687. The location is approximately 16 miles west of Boise, Idaho. The primary business of the company is to design fabricate and market processing plants that will re-refine waste lubricating oil into petroleum products naphtha (gasoline) and diesel for fuel to power motors, and residuum to be used in asphalt products and as burner fuel. The onsite pilot plant started test operations in December of 1999 and is presently refining used motor lubricating oil as designed. Management intends to operate the present processing plant as a pilot project, and to fabricate additional plants to lease and license nationally and internationally, on customer order. Ancillary to the processing plant and in order to develop a feed source of used lubricating oil, the Company has developed a used lubricating oil gathering and collecting system which it has been operating since 1994.

                             TMI HOLDING CORPORATION
                     Summary of Assumptions and Disclosures


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     a. Business Organization (Continued)

     EOPT Business (Continued)

     EOPT's initial predecessor in business, Environmental Oil Services Company, LLC, was organized and financed in 1994 for the purpose of (i) locating in Southwestern Idaho, a processing plant for processing used lubricating oil, and (ii) establishing a gathering system to generate the used oil feed for such a plant, with the intent of re-refining the used lubricating oil into marketable petroleum products. In 1994, the said predecessor company (i) purchased four vacuum tank trucks, installed a tank farm to contain, separate and circulate the used oil and began gathering used oil throughout southern Idaho, eastern Oregon and eastern Washington, and (ii) purchased a processing plant from a manufacturing company in the East, which was installed at the present location. Notwithstanding several weeks of continuous efforts by the manufacturer's claims, and, after months of effort and experimentation, and evaluation by petroleum engineers, the refining plant was demolished and removed. While considering alternatives for a processing plant, and in order to maintain its sources for used lubricating oil, the predecessor company continued the waste oil gathering business, and marketed the oil to local and coastal used-oil consumers, even though operating at a loss.

     In early 1995, the predecessor company retained Jacobs Engineering Group in Denver, Colorado, to design and develop a plant to process and re-refine used lubricating oil into petroleum products. Following Jacob's design and subsequent "onsite" construction inspections, the predecessor company constructed the presently existing processing plant compliant with all EPA and other governmental regulations. The plant conducted initial test runs in April and May of 1997, and established that the production of naphtha, diesel and other by-products was feasible. After evaluating the estimated cost of completing and implementing the post-refinement process equipment for producing diesel fuel meeting road specifications, along with the market potential at that time, the then current management elected to discontinue the completion of the plant.

     In December of 1997, the predecessor company, Environmental Oil Services, Inc., (EOS) organized and owned by Mr. N. Tod Tripple, acquired all of the existing business of Environmental Oil Services Company, LLC, with the issuance of its stock. During the calendar year 1998, EOS continued the business activities of the predecessor Environmental Oil Services Company, including the gathering of used lubricating oil and the handling of related hazardous waste materials, and continued the evaluation of the processing plant with the intent of producing marketable petroleum products. In March of 1999, EOS merged with EOPT, (also owned by N. Tod Tripple) the Company, that is presently operating the business and completing the processing plant.

                             TMI HOLDING CORPORATION
                     Summary of Assumptions and Disclosures


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     a. Business Organization (Continued)

     Acquisition of Project Development Industries, LLC (PDI)

     In August 1999, the Company acquired PDI, a wholly-owned subsidiary as a Colorado limited liability company, who is a development firm located at 555 Zang Street, Suite 302, Lakewood, Colorado, 80228.

     PDI is a full services development company which includes engineering, design procurement, fabrication and installation services. The core staff generally ranges between 25 and 30 employees including 6 engineers. The remaining employees are designers, estimating and installation personnel, staff, management and supervisory personnel. PDI specializes in processing, compression, storage and transportation facilities for the oil refining/natural gas, pipeline, chemical, mineral, and power generation industries. Their experience includes block mounted, skid mounted, and offshore facilities, and compliance with environmental and regulatory requirements of OSHA, PSM, HASOP, Clear Air Act, environmental assessments and permitting.

     The purchase was consummated with 3,500,000 shares of common stock of EOPT and a promissory note in the amount of $6,000,000 payable $2,000,000 each year commencing in March of 2000, provided that the annual payment is reduced by the percentage that PDI does not generate $600,000 in profits for the preceding 12 months. The overall purchase price is reduced by the percentage that PDI fails to generate profits of $1,800,000 during the preceding 36 months on the due date of the third anniversary payment. The acquisition of PDI is accounted for as a purchase. The contingent purchase price is not recognized in accordance with APB16. The purchase of PDI was recorded at predecessor cost, which approximates the fair value of the shares given for PDI. Goodwill will be recorded if this contingent note payable is issued.

     Acquisition of Environmental Oil Processors Technology, Inc. (EOPT)

     The Company has agreed to issue 32,200,000 shares of its common stock to acquire all of the issued and outstanding common stock of Environmental Oil Processing Technology, Inc. (EOPT) pursuant to an Agreement and Plan of Reorganization effective February 7, 2000. The acquisition is accounted for as a recapitalization of EOPT. Accordingly, there is no adjustment to the carrying value of the assets or liabilities of EOPT because the shareholders of EOPT controlled the Company after the acquisition.

                             TMI HOLDING CORPORATION
                     Summary of Assumptions and Disclosures


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b. Proforma Adjustments

     1. The proforma financial statements have been prepared as though the purchases of EOPT occurred on April 1, 1999.

        Common stock                                                  $  25,000
        Accounts payable                                                (25,000)
                                                                      ---------

                                                                      $    --
                                                                      =========

        To record the estimated costs of the acquisition

     2. Common stock                                                  $     767
        Retained earnings                                                  (767)
                                                                      ---------
                                                                      $    --
                                                                      =========
        To eliminate the accumulated deficit of TMI


     3. Goodwill                                                      $ 523,649
        Retained earnings                                              (523,649)
                                                                      ---------
                                                                      $    --
                                                                      =========
         To record the purchase of PDI for stock of EOPT and assumption of its debt


     4. Goodwill                                                      $(174,550)
        Amortization expense                                            174,550
                                                                      ---------
                                                                      $    --
                                                                      =========


     To record the amortization of the goodwill of PDI over 3 years using the straight-line method.

                                    PART III

Item 1. Index to Exhibits

     The exhibits listed and described below in Item 2 are filed as part of this Registration Statement.


Item 2. Description of Exhibits

     Exhibit 2. Charter, Charter Amendments and By Laws.

     Exhibit 2A -- Charter Articles of Incorporation

     Exhibit 2B -- Charter Amendment

     Exhibit 2C -- By Laws

                                   SIGNATURES

     In accordance with Secction 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 TMI Holding, Inc.
                                                 (Registrant)


Date:    February 14, 2000              By /s/  N. Tod Tripple
                                           ----------------------------------
                                                 N. Tod Tripple, President





                                       15